Exhibit 99.1

SESA STERLITE LIMITED

(formerly known as Sesa Goa Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001

Phone No. +91-832 2460 600

Fax: +91-832 2460 690

website: www.sesasterlite.com

email id : comp.sect@vedanta.co.in

Dear Members,

NOTICE OF POSTAL BALLOT

Pursuant to Section 110 of the Companies Act, 2013

read with the Companies (Management and Administration) Rules, 2014

NOTICE is hereby given pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) to the members of Sesa Sterlite Limited (hereinafter referred to as ‘the Company’) to seek their approval by way of Postal Ballot for the proposals contained in the draft resolutions as given below:

1.	Change of the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”.

2.	Adoption of new Articles of Association of the Company in conformity with provisions of Companies Act, 2013.

3.	Appointment of Mr. Ravi Kant (DIN: 00016184) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

4.	Appointment of Ms. Lalita Dileep Gupte (DIN: 00043559) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

5.	Appointment of Mr. Naresh Chandra (DIN: 00015833) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

6.	Approval of Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of the Company.

7.	Approval of Vedanta Employees Stock Option Scheme (ESOS) to the Employees of the holding/subsidiary/associate company(ies) of the Company.

8.	Authorise ESOS Trust for Secondary Acquisition.

The Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 setting out the material facts pertaining to the aforesaid proposals are annexed hereto along with the Postal Ballot Form for your consideration.

The Board of Directors of the Company at its meeting held on 29 January 2015, has appointed Advocate R. G. Ramani, as Scrutinizer for conducting the postal ballot (physical & e-voting) process in accordance with law in a fair and transparent manner.

The business of the Postal Ballot may also be transacted through electronic voting system. Accordingly, the Company, in compliance with Clause 35B of the Listing Agreement and the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, is pleased to provide the members with the facility to exercise their right to vote on the matters set out in the postal ballot by electronic means i.e. through e-voting services provided by M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA). The e-voting period commences on Thursday, 26 February 2015 (9.00 a.m.) and ends on Saturday, 28 March 2015 (5.30 p.m.). Please read carefully and follow the instructions as printed in this Notice for e-voting.

However, those members, who do not have access to e-voting facility can send their assent or dissent in writing on the postal ballot form attached herewith. Here it is pertinent to note that the shareholder(s) can opt only one mode of voting, i.e. either by e-voting or voting by physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

Members are requested to carefully read the instructions printed on the postal ballot form and return the form duly completed and signed in the attached self-addressed, business reply envelope, so as to reach the Scrutinizer before the close of working hours (5.30 p.m.) on Saturday, 28 March 2015. Please note that any postal ballot form(s) received after the said date will be treated as if reply from the member has not been received. Members who have not received Postal Ballot forms may apply to the Company and obtain a duplicate thereof.

The Scrutinizer will be submitting his report to the Chairman or in his absence, any person authorised by him, after the completion of the scrutiny of the postal ballots (physical and e-voting). The results of the voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Monday, 30 March 2015 at 11.00 a.m. at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001. The results of the Postal Ballot will also on that date be posted on the Company’s website www.sesasterlite.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com besides communicating to the Stock Exchanges where the Company’s shares are listed. The date of declaration of the results of the Postal Ballot on the Company’s website, i.e., www.sesasterlite.com shall be deemed to be the date of passing of the said resolutions.

Members requiring any clarifications on e-voting may contact M/s. Karvy Computershare Private Limited on toll free number 1800 3454001 or by email einward.ris@karvy.com.

Proposed Resolutions

ITEM NO. 1:

CHANGE OF THE NAME OF THE COMPANY FROM “SESA STERLITE LIMITED” to “VEDANTA LIMITED”

To consider and if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 13 and 15 and all other applicable provisions, if any, of the Companies Act, 2013 read with Companies (Incorporation) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to the approval of Central Government, Registrar of Companies, State of Goa, Panaji and any other statutory approvals as may be required in this matter, consent of the members of the Company be and is hereby granted for changing the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”, as made available by the Registrar of Companies, Goa.”

RESOLVED FURTHER that upon receipt of fresh Certificate of Incorporation consequent upon change of name, the old name, i.e., “Sesa Sterlite Limited”, be substituted with the new name, i.e, “Vedanta Limited”, in the Memorandum and Articles of Association of the Company, other necessary documents and at all other places wherever appearing.

RESOLVED FURTHER that the Board of Directors and/or Company Secretary be and is hereby authorised to do and perform or cause to be done and performed all such acts, deeds, matters and things, as may be required or deemed necessary or incidental thereto including signing and filing all the e-forms and other documents with any statutory authorities and to settle and finalise all issues that may arise in this regard and the Board of Directors is also authorized to delegate all or any of the powers or authorities herein conferred to any Director(s) or other official(s) of the Company, without further reference to the shareholders of the Company.”

ITEM NO. 2:

ADOPTION OF NEW ARTICLES OF ASSOCIATION OF THE COMPANY IN CONFORMITY WITH PROVISIONS OF THE COMPANIES ACT, 2013

To consider and if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 5, 14 and 15 and all other applicable provisions, if any, of the Companies Act, 2013 (the Act), Schedule I thereto , read with Companies (Incorporation) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the new set of Articles of Association pursuant to the provisions of the Act primarily based on the Form of Table F under the Act, be and is hereby approved and adopted as new set of Articles of Association of the Company in place and instead of the existing Articles of Association of the Company.

RESOLVED FURTHER that the Board of Directors and/or Company Secretary be and are hereby authorised to do and perform or cause to be done and performed all such acts, deeds, matters and things, as may be required or deemed necessary or incidental thereto including signing and filing all the e-forms and other documents with any statutory authorities and to settle and finalise all issues that may arise in this regard, without further reference to the shareholders of the Company.”

ITEM NO. 3:

APPOINTMENT OF MR. RAVI KANT (DIN: 00016184) AS AN INDEPENDENT DIRECTOR

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149 and 152 read with Schedule IV and all other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Appointment & Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), Mr. Ravi Kant (DIN 00016184), Director of the Company, who has submitted a declaration that he meets the criteria for independence as provided in Section 149(6) of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice in writing from a member along with the deposit of requisite amount under Section 160 of the Companies Act, 2013 proposing his candidature for the office of Independent Director, being so eligible, be appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 3 (three) consecutive years with effect from the date of approval of his appointment by the Board of Directors, i.e., from 29 January 2015 up to 28 January 2018.”

ITEM NO. 4:

APPOINTMENT OF MS. LALITA DILEEP GUPTE (DIN: 00043559) AS AN INDEPENDENT DIRECTOR

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149 and 152 read with Schedule IV and all other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Appointment & Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), Ms. Lalita Dileep Gupte (DIN: 00043559), Director of the Company, who has submitted a declaration that she meets the criteria for independence as provided in Section 149(6) of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice in writing from a member along with the deposit of requisite amount under Section 160 of the Companies Act, 2013 proposing her candidature for the office of Independent Director, being so eligible, be appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 3 (three) consecutive years with effect from the date of approval of her appointment by the Board of Directors, i.e., from 29 January 2015 up to 28 January 2018.”

ITEM NO. 5:

APPOINTMENT OF MR. NARESH CHANDRA (DIN: 00015833) AS AN INDEPENDENT DIRECTOR

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149 and 152 read with Schedule IV and all other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Appointment & Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), Mr. Naresh Chandra (DIN 00015833), Director of the Company, who has submitted a declaration that he meets the criteria for independence as provided in Section 149(6) of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice in writing from a member along with the deposit of requisite amount under Section 160 of the Companies Act, 2013 proposing his candidature for the office of Independent Director, being so eligible, be appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 3 (three) consecutive years with effect from the date of approval of his appointment by the Board of Directors, i.e., from 29 January 2015 up to 28 January 2018.”

ITEM NO. 6:

APPROVAL OF VEDANTA EMPLOYEES STOCK OPTION SCHEME (ESOS) AND ISSUE OF SECURITIES TO THE EMPLOYEES OF THE COMPANY

To consider and if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Companies (Share Capital and Debentures) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the Listing Agreement entered into with the Stock Exchanges where the shares of the Company are listed and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded to the Board to introduce and implement the “Vedanta Employees Stock Option Scheme” (ESOS) (hereinafter referred to as “the Scheme”), the salient features of which are detailed in the Explanatory Statement to this Notice, and to create, offer, grant, issue and allot from time to time upto 14,82,50,244 (Fourteen crores eighty two lacs fifty thousand two hundred forty four only) Options to its employees, whether existing and future, working in India or out of India, including Directors of the Company whether Whole-time Directors or not, (but excluding employee who is a Promoter or belonging to the Promoter Group, Independent Directors and a director who either himself or through his relative or through any body corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company) and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) as may be decided solely by the Board under the Scheme, exercisable upto 14,82,50,244 (Fourteen crores eighty two lacs fifty thousand two hundred forty four only) Equity Shares of face value of Re. 1/- each fully paid up, (which represents 5% of the paid up equity capital of the Company as on 31 March 2014) (the above limits shall automatically include within their ambit the expanded capital of the Company where such expansion has taken place on account of corporate action including issue of bonus shares, split or rights issue or other re-organisation of the capital structure of the Company as may be applicable from time to time), by way of setting up an irrevocable trust (the Trust), in one or more tranches, at such price and on such terms and conditions as may be fixed or determined by the Board in accordance with the Scheme and the provisions of the law or regulations issued by the relevant authority, as may be prevailing at that time.”

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Trust is hereby authorised to acquire the shares of the Company from the secondary market and to hold, transfer and deal in the equity shares of the Company and to do all such acts, deeds and things as may be incidental or ancillary in this regard.

RESOLVED FURTHER THAT the Scheme may also envisage provisions for providing financial assistance to the eligible Employees/the Trust/entity to enable them to acquire, purchase or subscribe to the said Securities of the Company in accordance with the provisions of the Act/Regulations.

RESOLVED FURTHER THAT the Board be and is hereby authorized to formulate, evolve decide upon and bring into effect the Scheme on such terms and conditions as contained in the relevant explanatory Statement to this Notice and to make from time to time any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the Scheme as it may in its sole and its absolute discretion deem fit in conformity with the Articles of the Association of the Company, SEBI Regulations and other applicable laws.

RESOLVED FURTHER THAT the new equity shares to be issued/ acquired and allotted by the Company in the manner aforesaid shall rank pari passu in all respects with the existing equity shares of the Company.

RESOLVED FURTHER THAT the Board be and is hereby authorized to take all necessary steps for listing of the Securities allotted under the Scheme on the Stock Exchanges, where the existing securities of the Company are listed as per the provisions of the Listing Agreement with the concerned Stock Exchanges and other applicable guidelines, rules and regulations.

RESOLVED FURTHER THAT subject to and in accordance with the provisions of law, as may be applicable from time to time, the Board or any other persons who may be authorized in this regard by the Board, be and is hereby authorised on behalf of the Company to make any modifications, changes, variations, alterations or revisions in the Scheme from time to time or to suspend, withdraw or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the shareholders of the Company.”

ITEM NO. 7:

APPROVAL OF VEDANTA EMPLOYEES STOCK OPTION SCHEME (ESOS) AND ISSUE OF SECURITIES TO THE EMPLOYEES OF THE HOLDING/SUBSIDIARY/ASSOCIATE COMPANY (IES) OF THE COMPANY

To consider and if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Companies (Share Capital and Debentures) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the Listing Agreement entered into with the Stock Exchanges where the shares of the Company are listed and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded to the Board to introduce and implement the “Vedanta Employees Stock Option Scheme” (ESOS) (hereinafter referred to as “the Scheme”), the salient features of which are detailed in the explanatory Statement to this Notice, and to create, offer, grant, issue and allot from time to time upto 14,82,50,244 (Fourteen crores eighty two lacs fifty thousand two hundred forty four only) Options to employees of the holding / subsidiary / associate company(ies) of the Company, whether existing and future, working in India or out of India, but including Directors of the holding / subsidiary / associate company(ies) of the Company whether Whole-time Directors or not, (but excluding employee who is a Promoter or belonging to the Promoter Group, Independent Directors and a director who either himself or through his relative or through any body corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company) and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) as may be decided solely by the Board under the Scheme, exercisable upto 14,82,50,244 (Fourteen crores eighty two lacs fifty thousand two hundred forty four only) Equity Shares of face value of Re. 1/- each fully paid up, (which represents 5% of the paid up equity capital of the Company as on 31 March 2014) (the above limits shall automatically include within their ambit the expanded capital of the Company where such expansion has taken place on account of corporate action including issue of bonus shares, split or rights issue or other re-organisation of the capital structure of the Company as may be applicable from time to time), by way of setting up an irrevocable trust (the Trust), in one or more tranches, at such price and on such terms and conditions as may be fixed or determined by the Board in accordance with the Scheme and the provisions of the law or regulations issued by the relevant authority, as may be prevailing at that time.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Trust is hereby authorised to acquire the shares of the Company from the secondary market and to hold, transfer and deal in the equity shares of the Company and to do all such acts, deeds and things as may be incidental or ancillary in this regard.

RESOLVED FURTHER THAT the Scheme may also envisage provisions for providing financial assistance to the eligible Employees/the Trust/entity to enable them to acquire, purchase or subscribe to the said Securities of the Company in accordance with the provisions of the Act/Regulations.

RESOLVED FURTHER THAT the Board be and is hereby authorized to formulate, evolve decide upon and bring into effect the Scheme on such terms and conditions as contained in the relevant explanatory Statement to this notice and to make from time to time any modification(s), change(s), variation(s), alteration(s) or revision(s) in terms and conditions of the Scheme as it may in its sole and its absolute discretion deem fit in conformity with the Articles of the Association of the Company, SEBI Regulations and other applicable laws.

RESOLVED FURTHER THAT the new equity shares to be issued/ acquired and allotted by the Company in the manner aforesaid shall rank pari passu in all respects with the existing equity shares of the Company.

RESOLVED FURTHER THAT the Board be and is hereby authorized to take all necessary steps for listing of the Securities allotted under the Scheme on the Stock Exchanges, where the existing securities of the Company are listed as per the provisions of the Listing Agreement with the concerned Stock Exchanges and other applicable guidelines, rules and regulations.

RESOLVED FURTHER THAT subject to and in accordance with the provisions of law, as may be applicable from time to time, the Board or any other persons who may be authorized in this regard by the Board, be and is hereby authorised on behalf of the Company to make any modifications, changes, variations, alterations or revisions in the Scheme from time to time or to suspend, withdraw or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the shareholders of the Company.”

ITEM NO. 8:

AUTHORIZATION TO ESOS TRUST FOR SECONDARY ACQUISITION

To consider and, if thought fit, to pass, the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 62(1)(b) and all other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Companies (Share Capital and Debentures) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 including any modifications thereof or supplements thereto (“the Regulations”) and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the Listing Agreement entered into with the Stock Exchanges where the shares of the Company are listed and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include the Nomination and Remuneration Committee), consent of the members of the Company be and is hereby accorded for acquisition of up to 14,82,50,244 Equity Shares of Re 1 each (which represents 5% of the paid up equity capital as on 31 March 2014, provided the secondary acquisition in a financial year by the Trust shall not exceed 2% (two percent) of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI Regulations from time to time, as at the end of the previous financial year)(the above limits shall automatically include within their ambit the expanded capital of the company where such expansion has taken place on account of corporate action including issue of bonus shares, split or rights issue or other re-organisation of the capital structure of the Company as may be applicable from time to time) from the secondary market, in one or more tranches, from time to time, by a Trust (“the Trust”) for the purpose of implementation of “Vedanta Employees Stock Option Scheme” (ESOS).

RESOLVED FURTHER THAT pursuant to applicable laws, approval of the members of the Company be and is hereby accorded to the Board to make loan and/or provision of money to the Trust for acquisition of equity shares of the Company from the secondary market for the purpose of implementation of Vedanta Employees Stock Option Scheme” (ESOS), subject to the overall limits specified under the applicable laws, if any.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board or the officers authorised by the Board in this regard be and are hereby authorised to do all such acts, deeds, matters and things as may be necessary or expedient and to settle any questions, difficulty or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the members of the Company.”

By Order of the Board of Directors
For Sesa Sterlite Limited

Place	:	New Delhi	Rajiv Choubey
Date	:	20 February 2015	Company Secretary & AVP-Legal

Registered office:

Sesa Ghor

20 EDC Complex,Patto, Panaji

Goa – 403 001

NOTES:

1.	An Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 read with Section 110 of the Companies Act, 2013 in respect of proposed special business(es) along with the Postal Ballot form setting out material facts is appended herein below.

2.	The Postal Ballot Notice has been sent to all the members of the Company whose names appear on the Register of Members / Beneficial owners from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, 13 February 2015. Only a member who is entitled to vote is entitled to exercise his/her vote through postal ballot.

3.	The voting rights of members shall be in proportion to their share of the paid up equity share capital of the Company.

4.	The postage will be borne and paid by the Company, however envelopes containing Postal Ballots, if sent by courier or by Registered Post at the expense of the Members will also be accepted. It is, however, clarified that members desiring to exercise their vote from outside of India will have to arrange for postage from the country where the ballot papers are dispatched to the Scrutinizer.

5.	The date of declaration of result of the Postal Ballot shall be deemed to be the date of the general meeting and the date of passing of the proposed resolution(s).

6.	The shareholders are requested to exercise their voting rights by using the attached postal ballot Form only. No other form or photocopy of the form is permitted.

7.	Mr. R.G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

8.	As per Section 110 of the Act, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Notice of Postal Ballot may be served on the Members through electronic means. Members who have registered their e-mail IDs with depositories or with the Company are being sent this Notice of Postal Ballot by e-mail and the members who have not registered their e-mail IDs will receive Notice of Postal Ballot along with physical Form through post/courier. Members who have received Postal Ballot Notice by e-mail and who wish to vote through physical Form may indicate their option to receive the physical Form from the Company by clicking on the box provided in the e-mail or alternatively download the Form from the link www.evoting.karvy.com or from the ‘Investors’ section on the Company’s website www.sesasterlite.com.

9.	Voting through electronic means

(i)	In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made there under and Clause 35B of the Listing Agreement, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

(ii)	Members are informed that they can opt for only one mode of voting i.e. either by physical voting on postal ballot form or through e-voting. If the member opts for e-voting then they should not cast their vote through postal ballot form and vice versa. If in case a member casts vote both through postal ballot form and e-voting, then the vote cast through e-voting shall be considered valid.

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID	For Members holding shares in Demat Form:-

	a)	For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

	b)	For CDSL :- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

• Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Members can cast their vote online from Thursday, 26 February 2015 @ 9.00 AM to Saturday, 28 March 2015 @ 5.30 PM.

iv)	After entering these details appropriately, click on “LOGIN”.

v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vi)	You need to login again with the new credentials.

vii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

viii)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and had cast your vote earlier for any company, then your existing login id and password are to be used.

ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting .Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’.

x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”.A confirmation box will be displayed .If you wish to confirm your vote, click on “OK”, else to change your vote, click on “ CANCEL “and accordingly modify your vote.

xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizersslt@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.

10.	Relevant documents referred in the Notice are open for inspection by the Members at the Registered Office of the Company on all working days between 10.00 am to 5.00 pm up to the last date of receipt of Postal Ballot Forms, i.e., Saturday, 28 March 2015.

APPEAL TO SHAREHOLDERS

The Company would like to appeal and encourage its Shareholders to hold their shares in Dematerialized (Demat) form. Managing your investment in securities is simple and easy in Demat/Electronic form and it has many advantages over managing it in physical form as there is no scope of loss, misplacement, theft or deterioration of securities in Demat mode. The detailed procedure of Dematerialization of Shares is also given on the website of the Company under Investor Relations Section. The Shareholders may also get in touch with M/s Karvy Computershare Private Limited at einward.ris@karvy.com, our Registrar and Share transfer Agent or the Company Secretary at comp.sect@vedanta.co.in. The Company also appeals and requests the Shareholders to opt for Electronic Clearing System (ECS) facility for receiving of Dividends.

STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

Item No. 1

A Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited (Sterlite), Madras Aluminium Company Limited (MALCO), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL) and Sesa Goa Limited (Sesa Goa) and their respective shareholders and creditors (Composite Scheme) became effective from 17 August 2013. Post the implementation of the Scheme of Arrangement and Amalgamation, the name of the Company was changed to ‘Sesa Sterlite Limited’. This name change was effective from 18 September 2013.

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce and process oil and gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Sesa Sterlite is a subsidiary of Vedanta Resources Plc, UK which is listed on London Stock Exchange and represents the Vedanta Group. In order to have a better alignment with the brand “Vedanta” as part of the Vedanta Group, the name of the Company is now proposed to be changed from ‘Sesa Sterlite Limited’ to ‘Vedanta Limited’.

The Registrar of Companies, Goa has vide its Letter dated 22 January 2015 has approved the availability of name, of ‘Vedanta Limited’, under Section 4(5) of the Companies Act, 2013.

It will become necessary to alter the Memorandum of Association & consequentially, the Articles of Association of the Company to substitute the new name of the company, Vedanta Limited.

The provisions of the Companies Act, 2013, inter alia, require approval of the members of the Company by way of Special Resolution for altering the provisions of the Memorandum of Association & the Articles of Association of the Company.

The Board is of the opinion that the aforesaid Special Resolution is in the best interest of the Company and hence, recommends the above resolution for your approval as a special resolution.

None of the Directors / Key Managerial Personnel of the Company / their relatives are in any way, concerned or interested, financially or otherwise, in the Special Resolution, except as shareholders of the Company.

Item No. 2

The Company had previously adopted its Articles of Association (“AoA”) under the Companies Act, 1956, which contain references to specific sections of the Companies Act, 1956. With the enactment of the Companies Act, 2013, several regulations of the existing Articles of Association of the Company require alteration and/or deletion. Given this position, it is considered expedient to replace the existing Articles of Association with a new set of Articles of Association.

The new Articles of Association to be substituted in place of the existing Articles of Association are primarily based on ‘F’ of the Act which sets out the model Articles of Association for a company limited by shares. Shareholder’s attention is invited to certain salient provisions in the new draft AoA of the Company viz:

a)	Company’s lien now extends also to bonuses declared from time to time in respect of shares over which lien exists;

b)	the nominee(s) of a deceased sole member are recognized as having title to the deceased’s interest in the shares;

c)	the Company to have maximum number of 15 Directors on its Board;

d)	new provisions regarding application of funds from reserve accounts when amounts in reserve accounts are to be capitalized;

e)	the participation of directors in a meeting of the Board may be either in person or through video conferencing or audio visual means or teleconferencing, as may be prescribed by the Rules or permitted under law.

f)	new provisions relating to appointment of Chief Executive Officer and Chief Financial Officer, in addition to Manager and Company Secretary;

g)	Incorporation of references of new provisions/sections of the Act and removing the references of the old provisions/sections under the erstwhile Companies Act, 1956;

h)	the statutory provisions of the Act which permit a company to do some acts “if so authorized by its articles” or provisions which require a company to do acts in a prescribed manner “unless the articles otherwise provide” have been specifically included; and

The draft of the new Articles of Association is available for inspection by the members at the registered office of the Company on all working days (except Saturdays, Sundays and public holidays) between 11:00 AM to 1:00 PM. up to the date of closing of e-voting/last date of receipt of the Postal Ballot Forms i.e. Saturday, 28 March 2015. The proposed new draft Articles of Association shall also be uploaded on the Company’s website for perusal by the Shareholders.

None of the Directors, Key Managerial Personnel of the Company or their relatives are, in any way, concerned or interested, financially or otherwise, in the said Special Resolution, except as shareholders of the Company.

The Board recommends the Special Resolution set out at Item No. 2 of the Notice for approval by the shareholders.

Item Nos. 3 to 5

The Board of Directors of the Company (‘the Board’) at its meeting held on 29 January 2015 on the basis of the recommendation of the Nomination & Remuneration Committee, approved the appointment of Mr. Ravi Kant, Mr. Naresh Chandra and Ms. Lalita Dileep Gupte, as Independent Directors of the Company in terms of Sections 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment & Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), as set out in the Resolutions relating to their respective appointment, subject to the approval of shareholders of the Company.

Mr. Ravi Kant, Mr. Naresh Chandra, Ms. Lalita Dileep Gupte (collectively hereinafter referred to as “the Directors”) were appointed in ‘casual vacancy’ on 28 January 2014, 29 March 2014 and 29 March 2014 respectively, as Independent Directors, but could not be specifically appointed under Section 149 of the Act for a fixed term, as the provisions were notified on 01 April 2014. General Circular No. 14/2014 dated 09 June 2014 of the Ministry of Corporate Affairs requires that the appointment of Independent Directors is to be made expressly under the provisions of Section 149 of the Companies Act, 2013 for a fixed term.

In the view of your Board, the continued association of the said Directors, would benefit the Company. Each of the said Directors are independent of the management of the Company.

The Company has received from the Directors (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment and Qualification of Directors) Rules, 2014; and (ii) intimation in Form DIR-8 in terms of Companies (Appointment and Qualification of Directors) Rules, 2014, to the effect that they are not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013; and (iii) a declaration to the effect that they meet the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The Company has received notices in writing under the provisions of Section 160 of the Companies Act, 2013, from member(s) along the requisite deposits proposing the respective candidatures of the said Directors.

The Directors are entitled to sitting fees and commission, as approved by the members on 11 July 2014, and as may be determined by the Board.

Brief resume of the Directors and additional information pursuant to Clause 49 of the Listing Agreement with Stock Exchanges is enclosed as Annexure I. It is proposed to appoint the Directors for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

The Directors are interested individually in the Resolutions relating to their respective appointment. None of the other Directors and Key Managerial Personnel of the Company, or their relatives, is concerned or interested, financially or otherwise, in these Resolutions.

The Board recommends, the Ordinary Resolution set out at Item No.3, 4 and 5 of the Notice for approval by the shareholders.

Item Nos. 6 to 8

The Company intends to attract and retain top performers, motivate employees to achieve business goals, reward performance with ownership and align employees’ interests with those of shareholders. In furtherance, “Vedanta Employees Stock Option Scheme” (ESOS) (“the Scheme”) is designed to provide equity based incentives to all present and future employees who are/shall be in the permanent employment of the Company including of the holding/subsidiary/associate company(ies) of the Company whether working in India or out of India, including Directors of the Company and holding/subsidiary/associate company(ies) of the Company whether Whole-time Directors or not, (but excluding employee who is a Promoter or belonging to the Promoter Group, Independent Directors and a director who either himself or through his relative or through any body corporate, directly or indirectly, holds more than ten per cent of the outstanding equity shares of the Company), and to such other persons as may from time to time be allowed to be eligible for the benefit under the provisions of applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as “Employees”) under the Scheme.

For the purpose of implementing the Scheme, the Company is seeking approval of Shareholders of the Company to offer options up to 14,82,50,244 representing 14,82,50,244 Equity Shares of face value of Re. 1 each (which represents 5% of the paid up equity capital as on 31 March 2014) to Employees through Trust route which may be by way of new issue of shares and/or by way of a secondary acquisition (provided the secondary acquisition in a financial year by the Trust shall not exceed 2% (two percent) of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI Regulations from time to time, as at the end of the previous financial year) or such other method as may be prescribed under the relevant laws.

The following is the explanatory Statement which sets out various disclosures as required in terms of the Companies Act, 2013 and the Rules thereunder and the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as the “SEBI Regulations”).

The salient features of the Scheme to be finalized by the Nomination & Remuneration Committee (which shall discharge the functions of the Compensation Committee under the SEBI Regulations) are as under:

A.	Total number of Options to be granted under the Scheme

Total number of Options to be granted under the Scheme shall not exceed 14,82,50,244 Equity Shares of face value of Re. 1 each (which represents 5% of the paid up equity capital as on 31 March 2014). The Options to be granted shall be in one or more tranches whereby one option entitles the holder of the Options to apply for one equity share of Re. 1/- each of the Company. The Options will lapse if not exercised within the specified exercise period as specified under the Scheme. Vested Options that lapse due to non-exercise or unvested Options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

The above limits shall automatically include within their ambit the expanded capital of the company where such expansion has taken place on account of corporate action including issue of bonus shares, split or rights issue or other re-organisation of the capital structure of the Company as may be applicable from time to time.

B.	Identification of classes of employees entitled to participate in the Scheme

All permanent employees (including a Director, whether whole-time or not) of the Company and its holding/subsidiary/associate company(ies) whether working in India or out of India shall be eligible to participate in the Scheme. Provided however that the following employees of the Company and its holding/subsidiary/associate company(ies) shall not be eligible to participate in the Scheme.

•	An employee who is a “Promoter” or belongs to Promoter Group as defined under the SEBI Regulations or

•	A Director who either by himself or through his relatives or through any body corporate holds more than 10% of the issued and subscribed equity shares of the Company or

•	Independent Directors

Before granting the Options to the employees under the Scheme, the Nomination and Remuneration Committee of the Company would, apart from evaluating overall group corporate performance, inter alia, take into consideration grade, performance, merit, conduct, length of service, key position, future potential contribution and conduct of the employees and such other factors as may be deemed appropriate by it. The Nomination and Remuneration Committee shall discharge the functions of the compensation committee under the SEBI Regulations (hereinafter referred to as “the Committee”).

C.	Appraisal process for determining the eligibility of employees to the ESOS

The appraisal process for determining the eligibility of the employees and directors will be specified by the Committee, and will be based on the criteria such as, performance during the previous years, contribution towards strategic growth, contribution to team building and succession, cross functional relationship, potential to take higher roles, contribution in the area of corporate governance ,safety and environmental activities, upholding Company’s values and/or such other criteria that may be determined by the Committee at its sole discretion.

D.	Requirements of vesting, period of vesting and maximum period of vesting

All the Options granted on any date shall vest in tranches from the date of grant of Options as may be determined by the Committee.

The Committee may extend, shorten or otherwise vary the vesting period from time to time, in accordance with the applicable law.

The Options would vest in an employee only if he/she continues to be in employment with the Company or its holding/subsidiary/associate company(ies). In addition to this, the Board / Committee may specify performance criteria / conditions to be met subject to which Options would vest in the employee.

Options granted but not vested shall lapse.

The Options may vest in tranches subject to the terms and conditions stipulated by the Board of Directors or its Committee. The vesting in respect of the Options granted under the Scheme shall be determined by the Committee.

The Options eligible for vesting on the basis of performance parameters, if any, such percentage or such number of Options as may be specified by the Committee in the grant letter or any of the other writings, having regard to the performance of the employee evaluated in accordance with such performance criteria as may be laid down by the Committee, shall vest in the employee.

The vesting period would be 1 year to 3 years or as may be decided by the Committee subject to the requirements of SEBI Regulations and all other applicable statutory requirements.

E.	Exercise Price or Pricing formula

The exercise price payable under the Scheme by the eligible employees for exercising the vested Options shall be of face value of Re. 1 (Rupee One).

F.	Exercise Period and the Process of Exercise

The exercise period would be as decided by the Committee.

The Option would be exercisable by the employee by a written application in the prescribed form to the designated officer of the Company to exercise the Options and on the execution of such documents as may be prescribed by the Committee under the Scheme.

The Options will lapse if not exercised within the specified exercise period.

G.	Maximum number of Options to be issued per employee and in aggregate

The number of Options that will be granted to an eligible employee under the Scheme shall not exceed 150% of the eligible employee’s salary. The maximum number of Options to be issued under the Scheme per employee and in aggregate shall not exceed the limit prescribed under the SEBI Regulations and/or such other Acts, Regulations as may be applicable from time to time.

H.	Method of valuation

For measurement and disclosure of the employee share-based payment plans, the Company shall follow the requirements specified in the SEBI Regulations and Guidance Note on Accounting for Employee Share-based Payments, issued by the Institute of Chartered Accountants of India.

I.	Conditions and timelines under which option vested in employees may lapse in case of termination/resignation/death/ permanent incapacity etc. while in employment

If a participant ceases to be a director or employee before the normal vesting date by reason of:

a.	Death

b.	Retirement with the agreement of the Committee

c.	Injury or disability evidenced to the satisfaction of the Committee

d.	Redundancy

e.	Office or employment being with either a Company which ceases to be a group member or relating to a business or part of a business which is transferred to a person who is not a group member or

f.	For any other reason the Committee so decides

Then the award in the form of option which vests to be exercised in respect of the vested shares shall vest within the period of 6 months (12 months in case of death) commencing from the date of vesting, subject to meeting the performance conditions.

The Nomination and Remuneration Committee of the Company shall however have the power to amend/modify the time period within which the vested unexercised option in the event of termination of employment or resignation of employee or cases as specified in the points above shall be exercised.

J.	Other Terms

The Option holder to whom the Options have been awarded/ vested under the Scheme cannot mortgage, charge or dispose of his beneficial interest in such Options vested prior to exercise. Further, the said Options are not transferable and only the Option holder in whom the Options have vested will be entitled to exercise any Options, except in the event of the death of such Option holder.

The Board however, based on the recommendations of the Committee, shall have the absolute authority to vary, modify or alter the terms of the Scheme in accordance with the Regulations as prescribed by the Securities and Exchange Board of India or Regulations that may be issued by any appropriate authority, from time to time, unless such variations, modifications or alterations is detrimental to the interest of the employees.

K.	Compliance with Accounting policies

The Company shall comply with the disclosure and the accounting policies specified in the SEBI Regulations, and/or such other guidelines or accounting standards as may be applicable, from time to time.

As the Scheme provides for issue of shares to be offered to employees other than existing shareholders of the Company, consent of the shareholders is being sought pursuant to Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 and the Rules therein and as per the SEBI Regulations. On exercise of vested Options by the employees / directors, subject to the terms of the Scheme, the Board of Directors or its Committee will approve the issue and allotment of equity shares to the employees / Directors.

In terms of SEBI Regulations, employees’ welfare schemes can be implemented by way of secondary acquisition. However, if the Scheme involves such secondary acquisition, then it is mandatory for the Company to implement such scheme through a trust.

As the Company may provide money for purchase of its own shares for the purpose of implementing the Scheme, the details required under Section 67 read with Rule 16 of the Companies (Share Capital and Debentures) Rules, 2014 are as follows:

(i)	the class of employees for whose benefit the scheme is being implemented and money is being provided for subscription to shares:

Refer point (b) in explanatory Statement above.

(ii)	the particulars of the trustee in whose names such shares are to be registered:

The shares will be held by the Trust / Trustees/ any other entity as may be decided from time to time by the Nomination and Remuneration Committee.

(iii)	the particulars of trust and name, address, occupation and nationality of trustees and their relationship with the promoters, directors or key managerial personnel:

Name and address of the Trust: Vedanta Employee Stock Option Trust, Core 6, 3rd Floor, Scope Complex, 7 Lodhi Road, New Delhi – 110003.

Particulars of the present Trustees are given below:

Sr.No.	Name	Address	Occupation	Nationality

1.	Rajesh Padmanabhan	Core 6, 3rd Floor, Scope Complex, 7 Lodhi Road, New Delhi – 110003	Service	Indian

2.	Niranjan Kumar Gupta	Core 6, 3rd Floor, Scope Complex, 7 Lodhi Road, New Delhi – 110003	Service	Indian

3.	Hemendra Sharma	Core 6, 3rd Floor, Scope Complex, 7 Lodhi Road, New Delhi – 110003	Service	Indian

All the above Trustees are presently employees of the Company. None of the above Trustees and their respective relatives are related to Promoters, Directors or Key Managerial Personnel of the Company.

(iv)	any interest of key managerial personnel, directors or promoters in such scheme or trust and effect thereof:

Directors (other than non-eligible Directors) and KMP’s may be deemed to be interested to the extent of equity shares they may be offered to them under the Scheme.

(v)	the detailed particulars of benefits which will accrue to the employees from the implementation of the scheme:

Employees Stock Options represent a reward system based on performance. They help companies attract retain and motivate the best available talent. This also provides an opportunity to employees to participate in the growth of the company, besides creating long term wealth in their hands.

(vi)	details about who would exercise and how the voting rights in respect of the shares to be subscribed under the scheme would be exercised:

The SEBI Regulations provides that the Trustee of a trust, which is governed under the SEBI regulations, shall not vote in respect of the shares held by such trust, so as to avoid any misuse arising out of exercising such voting rights.

Regulation 6 of the SEBI Regulations requires that any ESOS for offering Options to the employees must be approved by the Members by way of a special resolution. Accordingly, the resolutions set as Item Nos. 6, 7 and 8 are being placed for the approval of the Members pursuant to the applicable provisions of the Companies Act, 2013 and Regulation 6 of the SEBI Regulations and all other provisions of applicable law for the time being in force.

As per the SEBI Regulations, a separate resolution is required to be passed if the benefits of ESOS are to be exercised by the employees of the holding/subsidiary/associate company(ies). Also, if the scheme involves secondary acquisition then approval of shareholders shall be required by way of a Special Resolution. Accordingly, the Special Resolutions set as Item Nos. 6, 7 and 8 are being placed for the approval of the shareholders.

The ceiling limit of 14,82,50,244 equity shares of face value of Re.1/- each of the Company (which represents 5% of the paid-up equity capital of the Company as on 31 March 2014) (the above limits shall automatically include within their ambit the expanded capital of the company where such expansion has taken place on account of corporate action including issue of bonus shares, split or rights issue or other re-organisation of the capital structure of the Company as may be applicable from time to time) shall apply to the Scheme in respect of all eligible Employees (whether they are employees of the Company or employees of its holding/subsidiary/associate company(ies).

As per Clause 49 of the Listing Agreement all fees / compensation (including stock options) paid to non-executive directors, including independent directors, shall require previous approval of shareholders in general meeting. Since it is proposed to grant options to Directors (other than Independent Directors and Directors holding more than 10%), resolutions set out in Item Nos. 6, 7 and 8 are placed for approval of the members.

The Board recommends passing of Special Resolutions at Item Nos. 6, 7 and 8 of the Notice for the approval by the Members.

All the Directors and Key Managerial Personnel of the Company and their relatives (except promoter directors and Independent Directors and their relatives) may be deemed to be concerned or deemed to be interested in the resolution as set out in Item Nos. 6, 7 and 8 to the extent the equity shares that may be offered to them under the Scheme.

By Order of the Board of Directors

For Sesa Sterlite Limited

Place	:	New Delhi	Rajiv Choubey
Date	:	20 February 2015	Company Secretary & AVP-Legal

Annexure I

Details as per Clause 49 of the Listing Agreement in respect of Directors being appointed

Name of the Director	Ms. Lalita Dileep Gupte	Mr. Naresh Chandra	Mr. Ravi Kant

Date of Birth	04/10/1948	01/08/1934	01/06/1944

Qualification	Bachelors Degree in Economics and a Masters Degree in Business Management. Advanced Management Programme from INSEAD.	Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services.	Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his Masters in Management in Industry.

Specialised Expertise	Ms. Gupte has more than 36 years of experience in the financial sector and has held various leadership positions in areas of treasury, leasing, planning and resources, strategy, corporate banking and international banking. Ms. Gupte was Joint Managing Director of ICICI Bank (India’s second largest commercial bank), and an important figure in India’s Banking and Financial Services sector.	Mr. Chandra has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the Government of India. He has held various senior positions such as the Chairman of the Indian Government Committee on Corporate Governance and Audit, Senior Advisor to the Prime Minister, Governor of Gujarat and Chief Secretary to the Government of Rajasthan. He was also awarded Padma Vibhushan in 2007 by the President of India.	Mr. Ravi Kant has more than 40 years of experience in various businesses and held various leadership positions in the Industry including automobiles, electronics and consumers goods. He was also former Managing Director of TATA Motors Limited, India’s largest automobile manufacturing company and has rich experience in area of operations, finance and management.

No. of shares held in the Company	Nil	Nil	Nil

Directorship in Companies

Listed / Unlisted Public Companies

•  Godrej Properties Limited

•  Bharat Forge Limited

•  Kirloskar Brothers Limited

•  ICICI Venture Funds Management Co. Limited

•  Sesa Sterlite Limited

Private Companies / Sec 8 Companies

Nil

Foreign Companies

Alstom

Listed / Unlisted Public Companies

•  Cairn India Limited

•  Bajaj Auto Limited

•  Electrosteel Castings Limited

•  Bajaj Holdings & Investments Limited

•  Bajaj Finserv Limited

•  Gammon Infrastructure Projects Limited

•  Balrampur Chini Mills Limited

•  EROS International Media Limited

•  Sesa Sterlite Limited

Foreign Companies

•  Eros International Plc

Listed / Unlisted Public Companies • Sesa Sterlite Limited Private Companies / Sec 8 Companies • Antar India Private Limited Foreign Companies • KONE Corporation

Committee Positions

Chairperson

Nomination & Remuneration Committee

•  Godrej Properties Limited

Compensation & Corporate Governance Committee

•  ICICI Venture Funds Management Co. Ltd. (will cease to be Chairperson from April 1, 2015 and will be a Member post April 1, 2015. The name of the Committee will be changed from April 1, 2015)

Audit Committee

•  Sesa Sterlite Limited

Employee Co-Invest Committee

•  ICICI Venture Funds Management Co. Ltd.

Member

Audit Committee

•  Godrej Properties Limited

Stakeholders Relationship Committee

•  Bharat Forge Limited

•  Sesa Sterlite Limited

Nomination & Remuneration Committee

•  Kirloskar Brothers Limited

Fund Committee

•  ICICI Venture Funds Management Co. Ltd.

Corporate Social Responsibility Committee (CSR Committee)

•  ICICI Venture Funds Management Co. Ltd.

•  Kirloskar Brothers Limited

Chairman

Nomination & Remuneration Committee

•  Sesa Sterlite Limited

Member

Audit Committee

•  Cairn India Limited

•  Bajaj Auto Ltd

•  Bajaj Holdings & Investments Limited

•  Bajaj Finserv Limited

•  Electrosteel Castings Limited

•  Gammon Infrastructure Projects Limited

•  EROS International Media Limited

•  Sesa Sterlite Limited

Stakeholders Relationship Committee

•  Sesa Sterlite Limited

Member Audit Committee • Sesa Sterlite Limited Nomination & Remuneration Committee • Sesa Sterlite Limited

SESA STERLITE LIMITED

(formerly known as Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Phone No. +91-832 2460 600; Fax: +91-832 2460 690

website: www.sesasterlite.com; email id : comp.sect@vedanta.co.in

POSTAL BALLOT FORM

SR. NO

1.	Name(s) of Member(s)/Beneficial Owner(s) (in block letters) (including joint holders, if any)	:

2.	Registered address of the sole/first named Member(s)/beneficial owner(s)	:

3.	Registered folio No./DP ID No./Client ID No*. (*Applicable to investors holding shares in dematerialized form)	:

4.	Number of shares held	:

I/We hereby exercise my / our vote in respect of the Resolution(s) to be passed through postal ballot for the business stated in the Notice of postal ballot issued by the company dated 20 February 2015 by sending my / our assent / dissent to the said resolution by placing the tick (✓) mark at the appropriate box below: -

Resolution No.	Description	No. of Equity shares	I/We assent to the Resolution (For)	I/We dissent to the Resolution (Against)
1	Special Resolution : Change of the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”

2	Special Resolution : Adoption of new Articles of Association of the Company in conformity with provisions of Companies Act, 2013

3	Ordinary Resolution : Appointment of Mr. Ravi Kant (DIN: 00016184) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

4	Ordinary Resolution : Appointment of Ms. Lalita Dileep Gupte (DIN: 00043559) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

5	Ordinary Resolution : Appointment of Mr. Naresh Chandra (DIN: 00015833) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.

6	Special Resolution : Approval of Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of the Company.

7	Special Resolution : Approval of Vedanta Employees Stock Option Scheme (ESOS) to the Employees of the holding/subsidiary/associate company(ies) of the Company

8	Special Resolution : Authorise ESOS Trust for Secondary Acquisition

Place:
Date:	, 2015	(Signature of the Shareholder)

ELECTRONIC VOTING PARTICULARS

EVEN (E-Voting Event Number)	USER ID	PASSWORD/PIN

NOTE: Please read carefully the instructions printed overleaf before exercising vote.

INSTRUCTIONS

The shareholder(s) can opt only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will be prevail and voting done through physical ballot will be treated as invalid.

Voting in Physical form:

1.	A member/ beneficial owner desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the company in the attached self-addressed business reply envelope. Postage will be borne and paid by the company. However, envelopes containing postal ballots, if sent by courier at the expenses of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the scrutinizer appointed by the Board of Directors of the company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that Postal Ballot shall not be signed by the proxy.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (✓) in the appropriate column. The assent or dissent received in any other Form shall not be considered valid.

6.	The voting rights of Shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on Friday, 13 February 2015.

7.	Incomplete, Unsigned or incorrectly ticked Postal Ballot Form will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the scrutinizer not later than the close of working hours on Saturday, 28 March 2015. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Monday, 30 March 2015, at 11.00 a.m. at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji,Goa - 403001

10.	In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate postal ballot form, if so required. However, the duly filled in and signed duplicate postal ballot form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot form received by fax will be rejected as if reply from the shareholder has not been received unless the original postal ballot form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

15.	There will be one Postal Ballot for every Folio/Client ID.

16.	Members are requested to fill in the postal ballot form in indelible ink and not in any erasable writing mode.

Voting through electronic means

(i)	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rules made there under and Clause 35B of the Listing Agreement, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

(ii)	Members are informed that they can opt for only one mode of voting i.e. either by physical voting on postal ballot form or through e-voting. If the member opts for e-voting then they should not cast their vote through postal ballot form and vice versa. If in case a member casts vote both through postal ballot form and e-voting, then the vote cast through e-voting shall be considered valid.

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID	For Members holding shares in Demat Form:-

	a)	For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

	b)	For CDSL :- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

• Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

iv)	Members can cast their vote online from Thursday, 26 February 2015 @ 9.00 AM to Saturday, 28 March 2015 @ 5.30 PM.

v)	After entering these details appropriately, click on “LOGIN”.

vi)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vii)	You need to login again with the new credentials.

viii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

ix)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and had cast your vote earlier for any company, then your existing login id and password are to be used.

x)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting .Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’.

xi)	After selecting the resolution you have decided to vote on, click on “SUBMIT”.A confirmation box will be displayed .If you wish to confirm your vote, click on “OK”, else to change your vote, click on “ CANCEL “and accordingly modify your vote.

xii)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xiii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizersslt@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.